EXHIBIT 99.5

Tencent Music Entertainment Group

(A company controlled through weighted voting rights and

incorporated in the Cayman Islands with limited liability)

(NYSE Stock Ticker: TME; HKEX Stock Code: 1698)

Form of Proxy for Class B Meeting

to be held on December 30, 2022

(or any adjournment(s) or postponement(s) thereof)

INTRODUCTION

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Tencent Music Entertainment Group, a Cayman Islands company (the “Company”), of proxies from holders of the issued Class B ordinary shares with a par value of US$0.000083 per share (the “Class B Ordinary Shares”) to be exercised at the class meeting of holders of the Class B Ordinary Shares (the “Class B Meeting”) to be held at 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong, on December 30, 2022 at 9:35 a.m. (or soon after the class meeting of holders of the Class A ordinary shares of the Company convened on the same date and at the same place as the Class B Meeting), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the notice of Class B Meeting dated November 22, 2022 (the “Meeting Notice”). Unless otherwise indicated, the capitalized terms used in this form of proxy shall have the same meaning as those defined in the Meeting Notice. The description of the resolutions is by way of summary only. The full text appears in the Meeting Notice.

Only the holders of record of the Class B Ordinary Shares on the Company’s register of members at the close of business on November 23, 2022 (Hong Kong Time) (the “Record Date”) are entitled to notice of, to attend and to vote at the Class B Meeting. Each Class B Ordinary Share is entitled to one vote on all matters at the Class B Meeting. The quorum of the Class B Meeting should be one or more members holding or representing by proxy at least one-third of the voting power of the issued Class B Ordinary Shares.

The Class B Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Class B Meeting as indicated or, if no instruction is given, the proxy will vote the Class B Ordinary Shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Class B Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Class B Ordinary Shares FOR the resolutions. As to any other business that may properly come before the Class B Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Class B Meeting. However, if any other matter properly comes before the Class B Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Class B Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited, (i) by mail, to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, or (ii) by email, to TME.eproxy@computershare.com.hk, as soon as possible and no later than 9:35 a.m., Hong Kong time, on December 28, 2022, being not less than 48 hours before the time for holding the Class B Meeting, to ensure your representation at the Class B Meeting.

Tencent Music Entertainment Group

(A company controlled through weighted voting rights and

incorporated in the Cayman Islands with limited liability)

(NYSE Stock Ticker: TME; HKEX Stock Code: 1698)

Form of Proxy for Class B Meeting

to be held on December 30, 2022

(or any adjournment(s) or postponement(s) thereof)

I/We(Note 1)
of

, being the registered holder of Class B ordinary shares,(Note 2) par value US$0.000083 per share, of Tencent Music Entertainment Group (the “Company”), hereby appoint the Chairman of the Class B Meeting(Note 3) or _____________________________________________________________ of ___________________________________________________

as my/our proxy to attend and act for me/us at the Class B Meeting of the Company to be held at 9:35 a.m., Hong Kong time, on December 30, 2022 at 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong (or soon after the class meetings of holders of the Class A Ordinary Shares and Class B Ordinary Shares convened on the same date and at the same place as the Annual General Meeting) and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.(Note 4)

RESOLUTION(Note 5)	FOR(Note 4)	AGAINST(Note 4)	ABSTAIN(Note 4)
1

As a special resolution: THAT subject to the passing of this resolution at each of the class meeting of holders of the Class A ordinary shares with a par value of US$0.000083 each and the annual general meeting of the Company convened on the same date and at the same place as the Class B Meeting, the Company’s Sixth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association annexed to the Meeting Notice, as more particularly disclosed on pages 156 to 173 of the Company’s Hong Kong listing document dated September 15, 2022 (the “Listing Document”)

(regarding the amendments to Articles 60, 66, 72 and 75 of the Company’s Articles of Association), by (a) incorporating the following requirements under the Hong Kong Listing Rules: paragraphs 14(5) and 15 of Appendix 3; (b) lowering the quorum of general meeting to one-third of the voting rights (on a one vote per share basis) in the Company’s share capital; and (c) lowering the quorum of adjourned general meeting to one-third of the voting rights (on a one vote per share basis) in the Company’s share capital.

Dated	, 2022	Signature(s)(Note 6)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE CLASS B MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”. ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR”, “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Class B Meeting in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the Class B Meeting in person but if a member attends the Class B Meeting and votes, this proxy will be revoked.

5.	Please refer to the Meeting Notice for details of the approval threshold for each of the resolution.

6.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.